

Mail Stop 7010

May 7, 2009

By U.S. Mail and Facsimile to (203) 837-2515

Stephen F. Angel
Chairman, President and Chief Executive Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810

Re: Praxair, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2009
File No. 001-11037

Dear Mr. Angel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Filed March 17, 2009

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Key Executive Compensation Factors and Considerations, page 25

Benchmarking, page 26

1.   We note that during 2008, at the request of your compensation committee, management reviewed the composition of the Practices Tracking Group, with input from the committee's compensation consultant, to ensure that this peer group consisted of companies in the same industry as Praxair and companies likely to compete with Praxair for employees. Please tell us why the committee decided to initiate this review and why the composition of the Practices Tracking Group changed in July 2008. Describe the impact this change had on your compensation policies and decisions regarding your named executive officers for 2008. Please include a detailed analysis that is tied, where relevant, to the key factors the committee considered in making compensation determinations for 2008.

Individual NEO Factors, page 27

2.   Please provide us with a materially complete description and analysis of the individual factors applicable to each of your named executive officers, as well as the compensation committee's assessment of how each officer performed with respect to those goals. In this regard, we note that the illustrative list of seven qualitative factors on page 27 lacks specificity and does not offer a meaningful perspective on the correlation between each officer's individual performance and the committee's decisions for each officer with respect to salary (see page 28), annual performance-based variable compensation (see page 30) and long term incentive awards (see page 32).

Evaluation of Aggregate Compensation, page 28

3.   Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. Describe how and why the compensation committee found the tally sheet useful in determining the various elements of compensation for the named executive officers. Your Item 402(g) disclosure reports a significant vesting event for Mr. Angel's outstanding stock options. Tell us whether this was factored into how the company structured the 2008 total compensation opportunity for Mr. Angel.

Elements of Direct Compensation for Executive Officers, page 28

Annual Performance-Based Variable Compensation, page 29

4.   Please provide us with a materially complete description and analysis of the role that business unit financial results, as distinct from your consolidated financial results, play in the compensation committee's determination of the amount of annual cash incentive compensation received by each named executive officer. In this regard, we note your disclosure on page 29 that "[c]orporate consolidated financial results and the business unit financial results were weighted together in the formula by which performance-based variable compensation earned by the NEOs for financial performance is determined." Please provide a qualitative and quantitative discussion of the business unit financial goals, discuss how those goals relate to or differ from the corporate financial goals, describe how you incorporate the business unit financial goals into the formula used to determine the pre-adjustment amount of the cash awards and analyze how the business unit financial goals impacted actual cash awards for 2008.

Individual Performance, page 30

5.   Please clarify whether the individual performance adjustments can be positive or negative and tell us whether the adjustments are subject to any limitations like, for example, the 35-point collar applicable to non-financial goals adjustments. In addition, we note your disclosure that, to determine the individual performance adjustment for each named executive officer, the compensation committee makes a "subjective evaluation of individual performance, determined, in part, by some of the Individual NEO Factors described above." Your use of the words "in part" and "some" in certain places obscures the ability of the reader to identify the key factors the compensation committee considered. Please provide a materially complete discussion and analysis of how the committee determined the individual performance adjustments for 2008, including the actual individual performance adjustment for each officer.

Performance-Based Variable Compensation Illustration, page 31

6.   For purposes of the illustration, we note that you assumed the company achieved target (midpoint) performance for each of the financial measures and no adjustments were made to performance-based variable compensation based on individual performance. We further note that for 2008 neither of these assumptions would have been factually applicable. Please prepare your illustration so that it is factually representative of the compensation decisions that were made for the applicable period. In this regard, you might improve the utility of the illustration by basing it on the actual facts and circumstances of one of the named executive officers.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Anthony M. Pepper
        Corporate Counsel & Assistant Secretary